NGM BIOPHARMACEUTICALS, INC.

333 Oyster Point Boulevard

South San Francisco, California 94080

(650) 243-5555

June 12, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Courtney Lindsay

Re:	NGM Biopharmaceuticals, Inc.
Registration Statement on Form S-3
Filed June 5, 2020
File No. 333-238991

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-238991) (the “Registration Statement”) to become effective on Tuesday, June 16, 2020, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes Carlton Fleming of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Carlton Fleming of Cooley LLP, counsel to the Registrant, at (650) 843-5865, or in his absence Chadwick Mills of Cooley LLP at (650) 843-5654 or Peter Mandel of Cooley LLP at (415) 693-2102.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NGM BIOPHARMACEUTICALS, INC.

By:	/s/ David J. Woodhouse

Name:	David J. Woodhouse, Ph.D.
Title:	Chief Executive Officer and Acting Chief Financial Officer

cc:	Valerie Pierce, Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer, NGM Biopharmaceuticals, Inc.
Chadwick Mills, Cooley LLP
Carlton Fleming, Cooley LLP
Peter Mandel, Cooley LLP